                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ---------------------


                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 14D-9

        Solicitation/Recommendation Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934


                               HOST FUNDING, INC.
                          (Name of Subject Company)

                               HOST FUNDING, INC.
                       (Name of Person Filing Statement)

                        Shares of Class A Common Stock
                        (Title of Class of Securities)

                                  441072-10-5
                     (CUSIP Number of Class of Securities)

                               Host Funding, Inc.
                           6116 N. Central Expressway
                                  Suite 1313
                             Dallas, Texas 75206
                   Attention: Michael S. McNulty, President
                                (214/750/0760)

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing this Statement)

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Item 1. Security and Subject Company.

     This Statement relates to the shares of the Class A Common Stock (the "Shares") of Host Funding, Inc., a Maryland corporation (the "Company"), the subject company. The address of the Company's principal executive offices is 6116 N. Central Expressway, Suite 1313, Dallas, Texas 75206.

Item 2. Tender Offer of the Bidder.

     This Statement relates to the offer by MP VALUE FUND 5, LLC; MORAGA-DEWAAY FUND, LLC; MP INCOME FUND 15, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.; CAL KAN, INC.; MORAGA FUND I, L.P.; ACCELERATED HIGH YIELD INCOME FUND II, LTD.; and SUTTER OPPORTUNITY FUND, LLC (collectively, the "Purchasers") to purchase up to 300,000 Shares at a purchase price equal to $3.00 per share and as described in the Schedule 14D-1 filed by the Purchasers on February 17, 1999 with the Securities and Exchange Commission (the "Tender Offer"). The Tender Offer was originally scheduled to terminate on March 17, 1999 but has been extended by the Purchasers to March 31, 1999. Based upon the Schedule 14D-1 filed by the Purchasers, the address of the principal executive offices of the Purchasers is 1640 School Street, Moraga, California 94556.

Item 6. Recent Transactions and Intent With Respect to Securities.

     (a) The Company is not aware of any transaction in the Shares of the Company which was effected by the Company or any executive officer, director, affiliate or subsidiary of the Company within sixty (60) days prior to the date of this Statement.

     (b) On March 17, 1999, the Company received a copy of the Purchaser's Amendment No. 1 to Schedule 14D-1 (the "Amendment") pursuant to which the termination date of the Tender Offer was extended to March 31, 1999. The amended Schedule 14D-1 indicated that 54,046 Shares had been tendered and not withdrawn. Since management and the directors of the Company own a significant number of the Company's outstanding Shares (approximately 35%), and due to the relatively small number of shares tendered to date, certain directors may tender a portion of their Shares, up to a maximum of 150,000 shares, so that Purchaser's goal of acquiring up to 300,000 Shares may be achieved. Without commenting as to the pricing of the Tender Offer, the Company believes it to be a positive sign that a group of investors is seeking to make a significant investment in the Company's stock.

Item 9. Material to be Filed as Exhibits.

     None.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       Host Funding, Inc.


                                       /s/ Michael S. McNulty
                                       ---------------------------------
                                       By: Michael S. McNulty, President

                                       Date:  March 23, 1999